EXHIBIT 99.1

                                  GIVEN IMAGING
                           CONFERENCE CALL TRANSCRIPT
       FIFTH INTERNATIONAL CONFERENCE ON CAPSULE ENDOSCOPY HIGHLIGHTS CALL

EVENT DATE/TIME: March 07, 2006 / 3:00 PM ET

SPEAKERS
MARK GILREATH
Given Imaging - Senior Vice President, Global Marketing

DR. GLENN EISEN
Director of Gastroenterology - Oregon Health Services University

DR. IAN GRALNEK
Director of Clinical Outcomes - Rambam Medical Center, Israel

DR. ERNEST SEIDMAN
Chair of Inflammatory Bowel Disease - McGill University

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OPERATOR

Good day and welcome, ladies and gentlemen, to this Given Imaging conference call.

At this time, I'd like to inform you that today's call is being recorded and that all participants are in a listen-only mode.

Before we begin, I'd like to read the following regarding forward-looking statements. During the course of this conference call, participants may make projections or other forward-looking statements, including the results of clinical trials and future uses of the PillCam endoscope. We wish to caution you that such statements could be statements that reflect expectations and that actual events or outcomes may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the Company files with the Securities and Exchange Commission, including the Company's annual report on Form 20-F filed March 25, 2005. The Company undertakes no obligations to update any projections or forward-looking

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statements in the future. At the request of the Company, we will open the conference for questions and answers after the presentation.

I will now turn the conference over to Mark Gilreath, Senior Vice President, Global Marketing. Please go ahead.

MARK GILREATH

Good afternoon. Today, we are concluding the fifth meeting of the International Conference on Capsule Endoscopy in Boca Raton, Florida. Over the next hour, we will review the highlights of the meeting and the conversation will remain focused on clinical topics. Following the call, our physician guests will be pleased to take your questions.

I'm pleased to join you today with three very special guests -- Dr. Glenn Eisen, Clinical Director of Gastroenterology at the Oregon Health Sciences University in Portland, Oregon; Dr. Ian Gralnek Director of Clinical Outcomes unit in the GI division at Rambam Medical Center in Israel; and Dr. Ernie Seidman, the Inflammatory Bowel Disease Chair at McGill University in Montreal, Canada. The ICCE meeting included approximately 400 participants representing 29 countries and the group reviewed the updated consensus statements in sessions dedicated to integrating PillCam technology into daily clinical practice.

Today, our guests will review the consensus statements of the panel experts within four categories, including esophageal imaging, inflammatory bowel disease, Celiac disease and GI bleeding with tumors.

So let's get started. Dr. Eisen, perhaps you can get us going here with the topic of esophageal imaging.

DR. EISEN

Thank you, Mark. Good afternoon, everybody.

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In the area of esophageal Capsule Endoscopy, quite a bit was presented at the meeting and I want to highlight three particular studies. The first study is actually a very innovative use of esophageal Capsule Endoscopy that I don't think has been thought of before, and this is using it in emergency rooms for patients who present with acute upper gastrointestinal bleeding.

One of the dilemmas for ER doctors as well as gastroenterologists is the appropriate timing of when to intervene and do an endoscopy. And most of these patients are triage -- or triage are decided when they are going to have the endoscopy based on an [inaudible]. Now, sticking a large tube down your nose into your stomach is not very pleasant, and even worse, it's not very reflective as to what's going on in the acuity of a bleed Dr. Martin Radwin from Pioneer Valley Hospital in Utah did a proof of principal study looking at patients who presented with upper GI bleeding. If these patients were hemodynamically unstable -- in other words that their blood pressure and other vital signs were okay -- they were given a capsule and in addition got some IV metaclopamide in order so that not only we would see the esophagus stomach but the beginning of the small intestine, which is where upper gastrointestinal bleeding occurs. If it didn't show active bleeding at that time, the patient could be triaged such that they could have an endoscopy the next morning, whereas if it showed active bleeding, the endoscopist would come in sooner and do the endoscopy within an hour.

Now, they evaluated ten patients and the way this worked was the ER doctor didn't read the capsule. The gastroenterologists had a T1 line at their home and they downloaded over I believe a minute's time or a little bit more, the Capsule Endoscopy video, which could be read at home. After that, the decision was made to how best treat the patient.

What they found was, in the first ten patients they looked at, two of the patients had active gastrointestinal bleeding and the endoscopists came to the hospital, did the endoscopy within an hour and treated both patients with actual therapy, cautery, to make bleeding stop as well as banding an esophageal varix. The other eight patients did not have active bleeding, which could not have been completely ascertained based on clinical criteria, and those patients safely

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underwent an endoscopy the next day. So potentially this is a very exciting way to decide who needs to have intervention quickly, who doesn't and where to best place those patients in the hospital that evening. So I'm excited about that work and I look forward to hopefully a much larger validation trial.

The second study that I'd like to touch upon is actually one that I participated in, which is a cost to [inaudible] analysis for employing esophageal Capsule Endoscopy for screening for Barrett's esophagus and esophageal adenocarcinoma. It's well accepted that upper endoscopy is a reasonable tool to screen patients for Barrett's esophagus, which is (indiscernible) of long-standing reflux. The concern about Barrett's esophagus is it holds a pre-malignant risk such that people can develop esophageal adenocarcinoma subsequently. Despite the fact that it's still a relatively uncommon cancer, it is the fastest rising cancer other than melanoma in the United States and Western Europe. It has increased at a rate of greater than 300% over the last 20 years.

So the idea that instead of endoscopy perhaps we could do Capsule Endoscopy to test these patients, and there have been several published trials by Dr. Eliakim that are already in literature. What we did is we looked at a hypothetical group of patients who would undergo either a Capsule Endoscopy, an upper endoscopy or just observation, and they would be followed from age 50 to age 80. We would look to see how accurate capsule was compared to endoscopy in making the diagnosis of presumed Barrett's. If a patient has a capsule in it and we do see suspected Barrett's, then the patient would need an endoscopy with a biopsy, but the vast majority of patients will undergo a capsule and not have Barrett's.

Ultimately what this study showed is that both upper endoscopy and Capsule Endoscopy are cost-effective as a screening modality for Barrett's esophagus. Both cost approximately $10,200 per adjusted quality-of-life year stage, and there was a minuscule difference between upper endoscopy, such that upper endoscopy would cost $26 more per patient but it would add only a day and a half of quality-adjusted life days, so these two tools are essentially interchangeable based on the cost-effective analysis.

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Of course, this is a model, and when we accrue more data, we can look at different test characteristics to see exactly where capsule fits, but both of these modalities are considerably less as what's considered cost-effective. In the U.S., we think anything that costs less than $50,000 per year of life saved is reasonable, and since these both come in at about $10,000, it's easily worthwhile.

In addition, the model did not account for the issues of sedation and lost productivity, because this is from a third-party payor; it's the insurer that is paying for the procedure. If we included sedation costs, risks and loss of days work, it might also push the benefit more towards Capsule Endoscopy. But what I take away from this is that either tests are very reasonable as a first-line screening tool for Barrett's esophagus.

Mark, the third study I'd like to touch upon is another one that I was involved in, and this is the interim analysis of a very large prospective trial looking at the efficacy of Capsule Endoscopy to diagnose esophageal varices. We presented at last year's ICCE and have subsequently published in Endoscopy, in the January issue, that our first 32 patients -- Capsule Endoscopy looked comparable to upper endoscopy in diagnosing esophageal varices.

The trial that's going on now involves considerably more patients and when it's complete, it will involve 400 patients overall, but this is a look at the first 97 patients. What we found is that Capsule Endoscopy is very safe; there were no adverse events in any of these patients. All of the patients have undergone both Capsule Endoscopy and upper endoscopy, and Capsule Endoscopy compares very well to upper endoscopy. The sensitivity and specificity of diagnosing varices was almost 90%. Given that the patient population -- patients with cirrhosis -- generally don't tolerate endoscopy with sedation very well, I think this patient group may benefit even more than necessarily the Barrett's patients. We are awaiting the full results of this and hopefully that will happen within the next four or five months and should be presented at further scientific meetings. But I find it very promising that the data is essentially the same as the pilot trials. In addition,

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there was a second early trial from France which was published also in the
January issue of Endoscopy, and it has essentially identical results.

MARK GILREATH

Thanks, Dr. Eisen. I know that you also have a strong interest in Celiac disease and perhaps you can give us an update in this area as well.

DR. EISEN

Sure. I think Celiac disease, as was presented by the consensus conference coordinators here at ICCE, is a difficult disease to manage and actually to diagnose. We have looked at what's called the iceberg phenomenon -- that a very small percentage of patients with Celiac disease actually are diagnosed before they become very ill. And the reason is Celiac disease is a very common illness; the prevent prevalence in the U.S. in an unselected population is about 1%, but it's higher in patients that are diabetic, have osteoporosis, unexplained anemia, neurologic problems and failure to thrive, such that it may be as high as 5% in those patients.

The way that it's diagnosed is the following -- in these patients they generally have serology testing, in other words antibodies, to see if they've got antibodies to the proteins in wheat, and secondly, endoscopy with biopsies to confirm that there's changes in the small intestine which would lead to malabsorption and the problems I mentioned before.

Last year at ICCE, an Italian group presented a pilot trial looking at how small bowel capsule compared to upper endoscopy with biopsies in patients who had positive serologies, and the data looked very good. In fact, there was one patient who had positive serologies, negative biopsies but had a condition called thermatitis [inaudible], which is very strongly associated with Celiac disease. In this patient, although the endoscopy was negative, the capsule study verified that the patient did in fact have Celiac disease. One of the difficulties with Celiac disease, despite the fact that biopsies are considered a gold standard, is the disease can be patchy and can be potentially missed. I think the significant advantage for Capsule Endoscopy for Celiac disease is it

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visualizes the entire small intestine, which gives you a much better chance of actually visualizing the changes we would see morphologically related to Celiac disease.

This Italian group, led by Dr. Rondonotti, has actually expanded this to a multicenter trial which now has accumulated 45 patients. They've found that the positive predictive value for Capsule Endoscopy for diagnosing Celiac disease in patients who have a positive serology was over 95%, and to me, this is very impressive, such that there should be further trials looking at actually screened patients who have vague symptoms which might suggest Celiac disease. This would be a large undertaking but I think, if anything, this is going to be one of areas where small bowel capsule use is going to significantly grow, and the consensus statement concurs with this. Although at this point, they recommend specifically that the indications for capsule for patients with possible Celiac disease include patients who have a positive serology, who either can't or won't undergo an upper endoscopy, patients with a positive serology who have a negative endoscopy biopsy, as we touched upon, and then importantly, a second group of those patients who have known Celiac disease who may be suffering from the complications of Celiac disease, including lymphoma. Patients who were previously doing well with Celiac disease who suddenly have a problem, you could easily do a capsule to assess what the villi look like and also whether there was a small bowel tumor or other abnormality. But I think that the future for small bowel capsule in evaluating Celiac disease is very bright and essentially unlimited at this point.

MARK GILREATH

Thank you, Dr. Eisen.

Let's turn now to Dr. Gralnek and the topics of tumors and bleeding. Last year, there was surprising data which is presented on the prevalence of small bowel tumors, and maybe you can lead us off with that.

DR. GRALNEK

Yes, thanks, Mark. Welcome, everybody.

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Last year, there were some surprises. There was actually data presented that prevalence of small bowel tumors ranged anywhere from 5 to 9%, which is really higher than what was previously thought. That was actually reported from five different countries; the U.S. had a study last year; Germany, Sweden, France and Australia all reported very similar findings in different populations with this higher-than-thought prevalence of small bowel tumors. That actually lead to, this year, a new consensus panel being formed specifically targeting polyps and small bowel tumors.

Really this year, there was a follow-up study that came out of Sweden confirming these findings from last year, in terms of prevalence of small bowel tumors. Toth had reported here from Sweden a prevalence of 7.7% so really right smack dab in the middle there of that range of prevalences that I mentioned earlier. In addition, there were data that were reported and confirmed by the consensus panel that there really appears to be a role in not just screening patients who may have bleeding or other type of small bowel type symptoms looking for polyps, but there are polyposis syndromes, specific syndromes where patients are more likely or individuals are more likely to be developing polyps or small tumors in their small bowel and Capsule Endoscopy is an ideal way to screen these individuals and actually perform surveillance.

The beauty of this is that identifying these polyps in these polyposis syndrome patients will help to target therapy, whether that may be endoscopic therapy or target possible surgical therapy.

But the main outcome here is there is confirmation in terms of the prevalence of small bowel tumors in a large study of almost 700 patients from Sweden, the formation of a new consensus panel, and emerging data looking at the role of Capsule Endoscopy in polyposis syndromes.

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MARK GILREATH

I understand you also had an update on the bleeding consensus related to iron deficiency anemia. Perhaps you can give us some insight there. I don't know if there's a link to some patients with tumors as well but perhaps you can speak to that.

DR. GRALNEK

It's a perfect lead-in actually into this category. The GI bleeding consensus panel here came up with very well-received recommendations in terms of the role of Capsule Endoscopy and the diagnostic work-up of individuals with iron deficiency anemia. I think that you are all aware that, last year, there was a diagnostic algorithm put forth utilizing the role of Capsule Endoscopy in evaluating patients with obscure GI bleeding. There were no changes made to that. In other words, Capsule Endoscopy should be the next step in terms of really the first step in small bowel valuation today in 2006.

Now, as an extension of that, there's a population of patients who have iron deficiency anemia and if you look at even conservative I would say estimates of numbers in the United States, we are talking probably about 10 to 20 million Americans, based upon the prevalence percentages in both men and in women. So, there is a large segment of the U.S. population that walks around with iron deficiency anemia. The take-away message in this algorithm is that once these individuals have had a negative colonoscopy and they've had a negative upper endoscopy, that the next diagnostic test in evaluating these patients is to go directly to Capsule Endoscopy. The consensus panel said there's no reason to mess around with other diagnostic tests because they just do not stand up to Capsule Endoscopy in evaluating small bowel for the causes of iron deficiency anemia -- so very similar to what was proposed and has been published in terms of guidelines for obscure gastrointestinal bleeding. That was really the biggest take away, and it's exciting.

MARK GILREATH

Good. Thank you, Dr. Gralnek. I'd like to now discuss with Dr. Seidman some of the updates in inflammatory bowel diseases. Dr. Seidman?

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DR. SEIDMAN

Thank you, Mark, and good afternoon, everyone.

At this ICCE meeting, there were several papers that were presented that have confirmed the previous data showing that Capsule Endoscopy is a much more sensitive tool than the other imaging to diagnose Crohn's disease affecting the small bowel. The small bowel being 15 feet in length, endoscopic techniques do not visualize usually but the first foot and the last foot at best of the small bowel and the other procedures to examine small bowel, including push enteroscopy, are fairly invasive and certainly cannot visualize the entire small bowel. So, the Capsule Endoscope has been able to ascertain mucosal lesions that are consistent with Crohn's disease far better than small bowel radiograms better too than CT enteroscopy than MRI enteroscopy, enterography, as well as push enteroscopy, and ileal colonoscopy for patients with particularly small bowel disease.

We also have evidence now that these -- the capsule information is helpful in patients with established Crohn's disease. We are able to explain symptoms in patients who have ongoing symptoms, despite medical management and the discovery of ulcers and strictures of the small bowel that were missed by the other imaging techniques that I mentioned. Furthermore, Capsule Endoscopy, when normal, has been extremely valuable to clinicians in demonstrating for the first time with confidence that we can exclude small bowel Crohn's disease or for that matter other small bowel pathologies as a cause of symptoms in patients and so a normal capsule exam really gives us definitive information that's very useful to clinicians in saying there is no small bowel pathology in that particular patient.

There is interest and presentations on the use of Capsule Endoscopy in looking at response to therapy, as well as predicting outcomes to therapy. This I think highlights other utilizations of Capsule Endoscopy in the field of inflammatory bowel disease in the future.

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MARK GILREATH

Thank you, Dr. Seidman.

On a similar topic, Dr. Gralnek I know you've presented as well on a scoring system for inflammatory bowel disease. I wonder if you could speak to that briefly.

DR. GRALNEK

Sure, Mark. As Dr. Seidman just actually talked about briefly is that we really don't have a scoring system, a way of grading the severity of what's going on in the Crohn's disease patient who has small bowel involvement. We don't have a way of being able to target our therapies based upon this; we don't have a way of following up, looking at the success of our therapies and the healing of the small bowel. There is a need today, now that we have Capsule Endoscopy, now we know of the success of Capsule Endoscopy, the efficacy of the modality, that we need to develop a scoring tool to be able to grade the lining of the small bowel or the small bowel mucosa to give us an idea or understanding of how severe the inflammation is in these Crohn's disease patients. There is a score that is underway called the Lewis score; it looks at the small bowel mucosis, specifically things such as ulcers or narrowings within the small bowel called stenotic areas. It also looks at some of the small little finger-like projections in the lining of the small bowel, in essence really looking at the disease activity in a standardized fashion. This is something that is going to, then down the road once this is validated, be able to be incorporated into the RAPID software and will be able to be utilized by clinicians.

The other thing I found to be very, very interesting is that when this audience was polled as to whether they think this is needed, 75% of the audience here thought that absolutely this type of a scoring system is needed now with the use of Capsule Endoscopy, and whether they are going to use it in their practice to be able to score small bowel mucosal activity, 83% said absolutely, that they would incorporate this into their clinical practice. So, I think this is an area that needed to be evaluated, is going to be evaluated, and looks like it's going to be coming into clinical use.

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MARK GILREATH

Thank you, Dr. Gralnek. That's very helpful.

I'd like to go back on one topic to Dr. Eisen. You were mentioning earlier about the varices data for esophageal varices studies. I wanted to get some more insight on cirrhotic patients and how that might impact a physician's practice.

DR. EISEN

Well, cirrhotic patients actually are a large part of certainly hepatologists' practice as well as gastroenterologists. It is estimated that there are 10 million people in the United States alone suffering from cirrhosis and because of the common occurrence of hepatitis C at least 10 years ago, which is becoming less common, those people are developing chronic liver disease. It's been estimated that if you take a patient with cirrhosis, the incidence of developing esophageal varices will increase approximately 5% per year, and then that varix, once it develops, the size can increase from small to large varices about 5 to 10% per year.

The reason we are so concerned about this is because there are no symptoms related to having varices. That's why we think screening is indicated and the outcome from a variceal bleed when one of these large veins in the esophagus starts bleeding is very significant. It's been estimated and shown in some outcome studies that the risk from dying the first time you bleed is 20% or greater, so this is obviously a grave complication. Although there's not published literature on this, I've spoken to many hepatologists around the country, and they feel at least 30 to 40% of patients who could be appropriately screened for varices don't get screened. That's why we are somewhat excited about having another tool that could possibly increase the adherence and likelihood that these patients will get evaluated and treated.

MARK GILREATH

That's very helpful, Dr. Eisen. Thank you.

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Dr. Seidman, we had spoken earlier in the course -- Dr. Sam Adler had presented data on the AGILE Patency Capsule, which is not available in the United States but is in use outside of the United States. Perhaps you could give us an update on that.

DR. SEIDMAN

The AGILE Capsule, Mark, is something that clinicians are looking forward to with the capsule retention being the one complication of investigating Crohn's disease. Patients may have undiagnosed strictures that would lead to retention of the capsule. So the new Given AGILE Patency Capsule has been studied, and this capsule dissolves in the intestine normally with digestion; it takes approximately 30 hours, and the capsule emits a signal which can be detected with a scanner. Dr. Adler's study has been pivotal in showing that the ingestion of the dummy AGILE Capsule that will dissolve can assure clinicians that the patient, when they are ingesting the real capsule with the camera, will be able to undergo this test without complications. So if the capsule passes within 30 hours, which the scanner signal is absent from the patient or the patient visualizes the capsule passing spontaneously in that period of time, then there's no hesitation in carrying out the real capsule study subsequently. If, on the other hand, there's retention of the AGILE Capsule, then one could preclude the real capsule examination, avoiding potential complications in that patient.

If the AGILE Capsule is not passed within 30 hours, most symptoms, if they do occur, can be managed medically, so I think this is the major advance for clinicians looking for Crohn's disease and its complications using Capsule Endoscopy.

The other finding I wanted to mention during the study is that there was the review from our Montreal group discussing the use of the capsule in children. We have quite vast experience now in children and it was notable that there are quite a few members of the audience that are exploring its use in children as well. What we've discovered is that children certainly tolerate this exam very well. There are methods now to introduce the capsule safely into the proximal small intestine in children unable to swallow the capsule and that the leading indication by far for Capsule Endoscopy in children is the search for obscure Crohn's disease that is not diagnosed by

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other methods. We know that an increasing number of children in North America are being diagnosed at an earlier age with Crohn's disease, and this is certainly a tremendous advance.

The capsule could also be used to screen children for polyps if there's a family history and a family member who has one of the familial type polyposis and the capsule has been found to be the most efficient and effective method of detecting the number as well as the localization of polyps, guiding clinicians to their removal, if necessary. I think the pediatric applications for Capsule Endoscopy are expanding and is being met by clinicians with great enthusiasm.

MARK GILREATH

Thank you, Dr. Seidman. I'd like to take the time now to turn this back to the operator for questions.

OPERATOR

Today's question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key, followed by the digit one on your touch-tone telephone. If you're using a speakerphone, if you could please make sure your mute function is turned off to allow your signal to reach our equipment.

Once again, please press star, one on your touch-tone telephone to ask a question. And we'll pause for just a moment to assemble our roster.

And we'll take our first question from Wade King, Montgomery & Company.

WADE KING

Hi, gentlemen, thank you for the clinical insights on various applications of capsule endoscopy.

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Can I ask you whether you correspondingly have insights into how your clinician colleagues are dealing with reimbursement issues for applications of capsule endoscopy for upper GI use, in particular the esophageal pathologies?

MARK GILREATH

I think that Dr. Gralneck in Israel, Dr. Seidman in Canada, that leaves Dr. Eisen for this question.

DR. EISEN

I guess I'll represent the entire United States. At this point in time, esophageal capsule does not yet have a Level I CPT code or specific reimbursement although obviously the company is working on it and hopefully that will happen in the near future.

In the meantime, physicians that I've spoken with have generally been submitting under general codes to get reimbursement or the small bowel code. What's interesting that I found is the majority, about 75 percent of the time, they can get reimbursed and the reimbursement rate has been what I would term "wildy erratic" ranging anywhere from $500 to $2,300. I don't anticipate that once there's a code and reimbursement it will be quite as high as $2,300. But most of the physicians who have submitted codes and put in a company letter and reasons why they're doing a capsule have had some success.

WADE KING

OK, very good. Could you comment also as relates, there were references to applications in the emergency room and general screening market, you know, whether it be for upper GI bleeding or, for that matter, for, you know, for Barrett's depending on the patient's symptoms upon presenting to the ER. Could you talk a little bit about throughput dynamics based on you're experience. Obviously, patients can be referred to a procedure suite to have an upper GI, but, you know, ERs are under constant pressure to basically get the patients, you know, triaged and out of the emergency room.

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So, practically speaking, what are the challenges in terms of capsule endoscopy use for screening purposes, you know, when the patient hits an emergency room?

DR. GLENN EISEN

Well, generally, it wouldn't be screening purposes for the emergency room because they'd have specific symptoms. But I think if anything, it would facilitate moving patients out of the ER to their appropriate place. If you did a capsule quickly and got real-time reading or close to that, the patient could be triaged to the ICU to get endoscoped. They could be admitted to a regular bed, and again, they're out of the ER. And at some point in the future, although this is speculating, if the physician felt that they got an adequate view of the esophagus, the stomach and the proximal duodenum and it was a low risk patient they could discharge the patient home and have them perhaps have an upper endoscopy as an outpatient.

And this was touched on this weekend, but obviously, we just have this first proof of principle trial. But I think if anything, the ER physicians that Dr. Radwin spoke with welcomed this because there always are problems as far as bed allocation in ER's, and this could facilitate that.

WADE KING

So, you think it's practical to consider that you could do a capsule procedure for esophageal applications in the ER while the patient's waiting quickly enough and not tie up - tie up space for too long? That work in terms of throughput dynamics?

DR. EISEN

I think actually it's probably preferable in dynamics to waiting to have an upper endoscopy because being at a hospital myself and being an endoscopist, frequently the lag between when the patient hits the emergency room and when I do the endoscopy, even if it's an acute upper GI bleed, it's usually three to six hours, and that patient may be languishing in the ER. Whereas, if I have a T1 line in my home and Given has promised to give me one, of course, I could read the capsule in, you know, three to five minutes and then call the emergency room and say, this

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patient should go to the ICU and I'll be there in a few minutes, or this patient could wait until tomorrow and just admit them.

So I think it may well facilitate things, but obviously, we need to look at this in a larger scale at several different centers, but I do think it's promising.

DR. GRALNEK

Let me actually - this is Dr. Gralnek speaking, I'll add one more thing because the GI bleed panel, the consensus panel actually came out with a statement in this area that we found that the early emerging data is exciting and that additional work needs to be done in this area because we think there actually can be a role for the use of capsule endoscopy in this patient population in this clinical setting.

WADE KING

OK, thank you very much. And last question, if I may, I don't know whether you want to comment on this at this time or not, given the international conferences and the like where there are new competitive technologies to displayed. Obviously, Given's the standard for capsule endoscopy, but Olympus has made some early efforts in Europe. Can you talk about, you know, your perspective as to the fundamental differences between the platforms and, you know, what in particular advantages you can, you know, most of us are familiar with the advantages of the Given system, where in particular some of your colleagues might find a competitive technology, whether it be Olympus or otherwise to be attractive based on what you see to date?

DR. GRALNECK

You know, I guess you don't know what you don't see. And, I don't think there's an answer to your question, you know, at this time, and there's no data that even exists from Olympus.

DR. EISEN

I would agree.

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WADE KING

OK - very good, gentlemen. Thank you very much.

OPERATOR

And as a reminder, it is star, one to ask a question - star, one. And we'll go next to Ed Shenkan from Needham & Company.

ED SHENKAN

Thank you. You know, one of the physicians talked about the utilization in Barrett's of the capsule endoscopy, and I'm interested to hear, you've had great success, you know, with the capsule. In what patients in the future do you think you'll still want to do an upper endoscopy and, you know, when would you use the capsule so, you know now that you have great experience with it?

DR. EISEN

Well, I think certainly we would utilize the capsule in patients who are either unwilling or there's a problem with them having an upper endoscopy. I think, if anything, we'll bring a lot of patients into the fold that should undergo screening based on the society recommendations, but are loath to have an endoscope performed.

As long as the patients, I would still do an endoscopy rather than a capsule. Those are patients that already have a diagnosis with of Barrett's, because once a diagnosis is made, they need to surveillance with biopsies, and at least in its current iteration, capsule doesn't take biopsies.

And the second thing would be in patients where you're evaluating them and they don't only have simple straightforward acid reflux. If they have abdominal pain or other dyspeptic symptoms, at least the way the capsule is made right now, and this is not saying that, it may be able to see the stomach and duodenum better. At this point with the technology we have today,

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if there are concurrent symptoms besides reflux, I would do an endoscopy. And certainly in anyone that had alarm symptoms such as difficulty swallowing, that would be a no-brainer. We'd do an upper endoscopy.

ED SHENKAN

To make your initial diagnosis, do you need to do a biopsy? What are the clinical thoughts there?

DR. EISEN

Yes. The reason I think that there's a major potential role for esophageal capsule endoscopy and screening for Barrett's esophagus, is because even in a high risk population, nine out of 10 patients won't have Barrett's esophagus, and therefore, they don't need an invasive upper endoscopy. But without biopsy capability yet of the capsule, it is true, if you do a capsule and you suspect Barrett's or you're not sure, that patient would need an upper endoscopy with biopsies.

ED SHENKAN

As far as the discomfort from these patients, you know, and the patient's unwillingness, maybe you could tell us about your experience, you know, how unwilling are most patients to do the upper endoscopy, you know, especially because they're coming in probably with a lot of symptoms. You know, talk about that, please.

DR. EISEN

Well, I think its different patient populations. The patients that come to see me in my GI clinic, are already willing. Their doctor has suggested that they probably need an endoscopy and they're coming to see me. I think this tool is best for patients in a primary care doctor's office where it's recommended and I never get to see them because they say absolutely not. They're just not interested.

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Secondly, the studies that have been published and are in abstract form, show the following, that a patient's satisfaction [inaudible] and comparing to endoscopy with the sedation, where the patient essentially doesn't remember it, they still preferred undergoing the capsule. And then there was a recent paper from France looking at screening for varices where they did unsedated narrow caliber endoscopy either via the mouth or transnasally and those patients all preferred undergoing the capsule.

But aside from their preference, there's issues about missing work. Anyone that undergoes conscious sedation, that's pretty much it for the day and they need transportation home, and there are risks from sedation. And that, you know, the main risk from capsule endoscopy is that there could be capsule retention. The capsule retention rates for people with esophageal disease so far appears extremely low and that's not surprising because the highest capsule rates - capsule retention rates are people with known small bowel pathologies.

So if you take a good history, you're unlikely to find patients that have capsule retention. And thus far in a varices trial, we've had 180 ingestion with no retention, and there was a pharmaceutical study that looked at small bowel capsule ingestion in healthy volunteers, and there was 733 ingestions with no retentions.

So I estimate, and this is a speculative guess at this point, the retention rate is probably .1 percent or in that vicinity. You know, I wouldn't say it's ever zero but it's going to be extremely small, and that should be balanced with the sedation risk of upper endoscopy.

ED SHENKAN

And a follow up question on Crohn's, you know, you guys mentioned the AGILE Patency Capsule, which is not in the United States yet, but hopefully it will be here soon, in Crohn's patients that you've already diagnosed, when will you still give them the capsule endoscopy, then in follow up visits when you're worried, you know, that there potentially could be, you know, a capsule lodge, and when wouldn't you? So, if you could I'm trying to understand better

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what the impact of this patency capsule might really have on your utilization, you know, from experts that really know this product.

DR. SEIDMAN

The consensus of opinion and the consensus from our expert group here in Boca Raton feel strongly that in patients, the most important factor is taking an accurate history. If the patient has the obstructive symptoms, irregardless of any other imaging techniques, certainly the AGILE Capsule will be important in excluding the risk of the retention of the real capsule, so that would be an indication to carry out the patency capsule first.

In patients who are suspected of Crohn's disease but don't yet have a diagnosis, there is a small risk. Most of these patients have already had small bowel radiography that has excluded to the radiologist's satisfaction a stricture that would retain the capsule. However, we know that capsule retention can still occur. It's actually quite rare in patients with suspected Crohn's disease. Studies have shown a small percentage of Crohn's disease patients that have capsule retention. And again, the normal radiological studies don't preclude retention of the capsule.

The AGILE Capsule would then be indicated for anybody with obstructive symptoms or anybody who has evidence on other imaging techniques of the stricture and there can thereby can preclude a symptomatic retention of the capsule.

I just want to mention as well that the other utilization of the capsule in patients for Inflammatory Bowel Disease or drug induced injuries to look at an important outcome of therapy, and that is mucosal healing. There's the FDA now demands in most clinical trials that clinicians show that the new treatments that are being proposed for inflammatory bowel disease result in mucosal healing. If the disease is restricted to the large bowel, that can be ascertained with colonoscopy although as we've discussed, most patients would prefer to ingest a capsule than have their internal ileum or [inaudible] visualized with colonoscopy.

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But certainly, the capsule is the only technique that's currently available that can visualize the entire small bowel and show that a patient has or has not had mucosal healing or response to a drug therapy. So I think that this is going to be an expanding and emerging indication for small bowel capsule endoscopy in IBD patients.

ED SHENKAN

So the patients with suspected Crohn's, you're usually comfortable using the capsule endoscopy. And the ones that are diagnosed, you're also comfortable even without doing the patency capsule first or not?

DR. SEIDMAN

If the patient has obstructive symptoms, then we would certainly do the patency capsule. If the patient has established Crohn's disease, then the risk of capsule retention is somewhere in the vicinity of five percent. And the patency capsule would be a reasonable test to do in such patients.

ED SHENKAN

So, it's going to be quite important then for a diagnosed Crohn's patient coming back for follow up visits if you're going to use the capsule endoscopy.

DR. SEIDMAN

Absolutely. It's going to allow us to preclude that the capsule gets stuck in those patients with established Crohn's disease.

ED SHENKAN

I guess the last question is, around the colon capsule, which we've heard is in development, what has been the talk about that at the conference?

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DR. EISEN

Well, there hasn't been any overt discussion because there's no data to present yet, but we're certainly excited about it coming.

ED SHENKAN

OK, thank you.

OPERATOR

And we'll take our next question from Jeff Matthews, Ram Partners.

JEFF MATTHEWS

My question was just answered. Thank you very much.

OPERATOR

And with no further questions in the queue, I'd like to turn the conference back to Mr. Gilreath for any additional or closing remarks.

MARK GILREATH

Thank you. I'd just like to say thank you also to Drs. Eisen, Gralnek and Seidman for joining us today. And we look forward to providing other clinical updates following DDW at the end of May and again in June following the European ICCE in Paris. Thank you very much.


                                      END


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